Exhibit 1.02

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Scot McLeod CDC Software (770) 351-9600 Scotmcleod@cdcsoftware.com

CDC Corporation Reconfirms Earnings Estimates for 2006

ATLANTA & BEIJING, September 26, 2006—CDC Corporation (NASDAQ: CHINA), focused on enterprise software, mobile applications and online games, today announced that it is reconfirming full year guidance for 2006, as outlined in the Q2 earnings announcement on August 22, 2006. Estimates for 2006 place total revenues in the range of US$300 million to US$305 million and adjusted net income(a) in the range of US$31.6 million to US$32.8 million.

Despite the possible slowdown for CDC Mobile in the short term due to industry-wide Chinese telecom regulations issued in July, management believes this will not have a material impact on overall revenue expectations for CDC Corporation in the second half of 2006.

Management is actively adjusting the operating strategy for CDC Mobile to better suit the new industry environment and has taken measures to reduce operating expenses to become more efficient and aligned with near-term revenue expectations. Looking forward, the Company believes the MVAS industry will further consolidate towards a smaller group of large scale service providers which will benefit CDC Mobile’s business in the long run.

“In addition to the operating adjustments we are making within CDC Mobile, we are reaffirming our full year guidance based on strong growth in the other operating units within the CDC family of companies,” said Peter Yip, CEO of CDC Corporation. “The growth of CDC Games continues to outpace our original expectations and CDC Software continues to post strong results, through both organic sales and targeted acquisitions. We expect these results to offset potential near-term short falls in CDC Mobile related to the regulatory changes in China.”

(a) Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the Company uses non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These non-GAAP measures are provided to enhance the user’s overall understanding of the Company’s current financial performance and its prospects for the future. The Company believes the non-GAAP results provide useful information to both management and investors. Although the Company continues to report GAAP results to investors, it believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The Company defines adjusted net income as net income adjusted for certain purchase accounting related charges and restructuring expenses. The purchase accounting related charges are primarily related to the non-cash amortization of acquisition related intangibles and non-cash tax charges related to our utilization of acquired tax net operating loss carry forwards. Restructuring charges typically result as we consolidate acquired companies to achieve operational synergies. The Company cannot at this point in time, without unreasonable efforts, quantify such purchase accounting related charges and restructuring expenses.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc. and is focused on providing MVAS products to subscribers in China.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the transaction between CDC Software and MVI Technologies, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the products, the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated transaction or strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations, technology or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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